Exhibit 4.35

Confidential

Dated	16 October 2018

GLOBAL SHIP LEASE SERVICES LIMITED

and

IAN J WEBBER

DEED OF AMENDMENT TO SERVICE

AGREEMENT

THIS DEED is dated 16 October 2018 and is made BETWEEN:

(1)	Global Ship Lease Services Limited (No. 06285694) whose registered office is at 150 Aldersgate Street, London, United Kingdom, EC1A 4AB (the Company); and

(2)	Ian J Webber of Westbury House, Icehouse Wood, Oxted, Surrey, RH8 9DW (the Executive).

WHEREAS

(A)	The Executive and the Company entered into an Amended and Restated Service Agreement dated 1 June 2018 (the Service Agreement).

(B)

The Executive and the Company have agreed that certain amendments be made to the Service Agreement and the purpose of this Deed is to record those amendments and act as an addendum to the Service Agreement.

NOW IT IS HEREBY AGREED as follows:

1	Amendments to Service Agreement

1.1	With effect from 1 October 2018 (the Effective Date) the Service Agreement shall be amended such that:

(a)	Good Reason: the definition of Good Reason is deleted and replaced by:

“Good Reason” means the assignment to the Executive by the Company (including an assignment requested to be made by the Client pursuant to the Services Memorandum) of any duties or responsibilities inconsistent with (i) the Executive’s position, (ii) his actual responsibilities or (iii) the actual content and/or status and/or size of the role (all as at the date of this Agreement), including but not limited to, any change in title the effect of which results in the Executive having a lesser status than Chief Executive Officer, a reduction in the Executive’s base salary or any change in location of the Company’s principal administrative office or the Executive’s normal place of work to be outside of England, Wales or Scotland.

(b)	Completion of the Transition: a new definition for “Completion of the Transition” is added:

“Completion of the Transition” means, provided that the Poseidon Merger is completed, the date of the substantive completion of the transfer of the accounting, finance and other administrative services performed as of the date of this Agreement by the Company’s employees at the principal administrative office in London to a new jurisdiction with such date being determined, inter alia, by the earliest date on which (i) the employment of the last but one of the five employees, as of the date of this Deed, within the finance department in London terminates or, (ii) the Client’s last quarterly earnings release which contains financial information prepared in London is issued or, (iii) the last monthly management accounts are prepared in London or, (iv) the early termination of the lease of the offices at Portland House, Stag Place, London SW1E 5RS or otherwise a date determined by the Board or the Client Board, acting reasonably, such date to be confirmed in writing by the Company to the Executive.

(c)	Merger with Poseidon Containers Holdings LLC and others: a new definition for “Poseidon Merger” is added:

“Poseidon Merger” means the mergers contemplated by an Agreement and Plan of Merger, anticipated to be completed by the end of 2018, among Poseidon Containers Holdings LLC, K&T Marine LLC, Global Ship Lease, Inc. and the other parties named therein which, if it completes, will constitute a Change in Control Transaction for the purposes of this Agreement.

(d)	Term and Notice: Clause 3.1(A) and (B) are deleted and replaced by:

(A)	subject to clause 16.1(C)(ii), the Company giving to the Executive not less than 12 months’ written notice; or

(B)	subject to clauses 16.1(A), 16.1(C)(ii), and 16.2(A), the Executive giving to the Company not less than 6 months’ written notice.

(e)	Bonus Scheme: Clause 7 is amended to number the existing clause to be 7.1 and include the following additional provisions:

7.2 The Executive shall also be entitled to receive a special transaction bonus equal to six months’ bonus at the maximum percentage such amount to be paid in the payroll immediately following the completion of the Poseidon Merger less usual deductions (the Transaction Bonus), provided always that on the date for payment the Executive has not given notice to terminate his employment with the Company (whether on notice or with immediate effect) and the Company has not given notice to terminate the Executive’s employment pursuant to clause 17.1 (in which case the Executive shall have no entitlement to the same). This bonus is additional to annual bonus and shall not be taken into account for the purpose of calculating pension contributions or any other salary-linked benefits. If the Poseidon Merger does not complete then the Transaction Bonus shall not be payable.

7.3 The Company agrees and confirms that in the event that the Poseidon Merger completes and completion is within 2018, the bonus amount payable to the Executive for the first three quarters of 2018 shall be calculated at the maximum percentage, such amount to paid in the payroll immediately following the completion of the Poseidon Merger less usual deductions, provided always that on the date for payment the Executive has not given notice to terminate his employment with the Company (whether on notice or with immediate effect) and the Company has not given notice to terminate the Executive’s employment pursuant to clause 17.1 (in which case the Executive shall have no entitlement to the same). The bonus amount payable for the final quarter of 2018 would be a matter for determination in 2019 by the then Board of the Company.

(f)	Change in Control and Material Transactions: Clause 16.1 is deleted and replaced by:

16.1	Following a Change in Control Transaction, if:

(A)

circumstances amounting to Good Reason come into existence within a period of 2 years from the date of completion of a Change of Control Transaction (other than completion of the Poseidon Merger) and the Executive serves 14 days’ written notice on the Company terminating his employment for that Good Reason within 90 days of that Good Reason coming into existence (for the avoidance of doubt, the Executive shall have no rights under this clause 16.1(A) in connection with the Poseidon Merger including its completion); or

(B)

the Executive’s employment is terminated by the Company or notice of termination of employment is served by the Company either (i) within 6 months of the completion of a Change in Control Transaction (unless the Change in Control is the Poseidon Merger, in which case only limb (ii) shall apply) or (ii) if the Poseidon Merger is completed, at any time up to the end of 90 days following the date falling on the earlier of (i) the Completion of the Transition and (ii) 12 months after the completion of the Poseidon Merger (save in either case where the Company terminates the Executive’s employment pursuant to clause 17.1 or, subject to Clauses 20.2 and 20.3, for genuine and material poor-performance or misconduct reasons), the Executive will (subject to clauses 16.3, 16.4 and 16.5), be entitled to receive within 7 days of the Termination Date:

(i)	severance payment of an amount equal to 12 months’ salary and the cost to the Company of the provision of contractual benefits to the Executive for 12 months; and

(ii)

bonus in respect of the bonus year completed immediately prior to the bonus year in which the Termination Date falls, calculated on the basis of the Executive’s maximum annual bonus percentage (unless a lower percentage has already been determined by the Company although in the event that the Poseidon Merger completes the provision of clause 7.3 shall apply to the exclusion of this clause 16.1(B)(ii)) less any payments on account of the bonus for that previous year which have been paid to the Executive (and this payment will replace any outstanding entitlement to bonus in respect of that previous bonus year); and

(iii)

a pro-rated bonus (reflecting the portion of the bonus year that has elapsed as at the Termination Date) in respect of the bonus year which is current at the Termination Date calculated on the basis of the Executive’s maximum annual bonus percentage (and this payment will replace any further entitlement to bonus for that current year that the Executive may have under clause 7.1 of the Service Agreement), less any payments on account of the bonus for that current year which have been paid to the Executive; and

(iv)	a further bonus payment calculated on the basis of the Executive’s maximum annual bonus percentage for a full bonus year; and

(v)	the Transaction Bonus, less any payments on account of the Transaction Bonus which have been paid to the Executive; however

(should the Poseidon Merger be completed, the amounts provided for in sub-clauses (i) through (v) (inclusive) together comprise the “Retention Amount” and shall be payable to the Executive subject to and in accordance with clause 16.1.C)

(vi)	less an amount equal to the sum of any Poseidon Payments on Account already paid to the Executive as provided for in subclause 16.1(C)(i); and

(vii)

the Company shall use reasonable endeavours to procure that (i) the Executive receives the full benefit of any awards under the Stock Incentive Plan (including, without limitation, any acceleration of vesting or extension of the post-termination exercise term of the Executive’s awards as provided for in the applicable award agreement) and (ii) he is treated as being a “Good Leaver” (as defined in the relevant scheme(s) and subject always to the rules and provisions of such scheme(s)) for the purposes of any other applicable bonus or incentive scheme (besides the Stock Incentive Plan) which is operated by the Company or any Group Company from time to time and in which the Executive is participating as at the Termination Date and, for the avoidance of doubt, the provision of this Clause 16.1 (B) shall also apply in the event that the Poseidon Merger is completed as provided for in Clause 16.1 (C.

(C)	If the Poseidon Merger is completed:

(i)

subject to Clause 16.4, the Executive shall receive a total gross amount of £611,910, in nine equal monthly instalments of £67,990 payable in each payroll subsequent to the completion of the Poseidon Merger, less usual deductions, such gross amount being the “Poseidon Payments on Account”, provided always that on the date for payment of each of the Poseidon Payments on Account the Executive has not resigned from the employment and has not lawfully been given notice of termination by the Company pursuant to Clause 17.1 or, subject to Clauses 20.2 and 20.3, for genuine and material poor-performance or misconduct reasons; and

(ii)

without prejudice to the Company’s ability at any time to terminate the Executive’s employment pursuant to Clause 17.1 or, subject to Clauses 20.2 and 20.3, for genuine and material poor-performance or misconduct reasons, the Executive and the Company may elect to terminate the employment by serving one month’s written notice on the other (save where the employment is terminated by the Company pursuant to clause 17.1) at any time within the 90 days following the date falling on the earlier of (a) the Completion of the Transition and (b) 12 months after the completion of the Poseidon Merger; and

(iii)

where the employment is terminated pursuant to Clause 16.1(C)(ii) and the Executive is not required to work out the one month’s notice period then, subject to Clause 16.4, the Executive shall receive a payment in lieu of the one month notice period which shall be paid in addition to the Retention Amount payable in accordance with Clause 16.1.(B) above; and

(iv)

where the employment is terminated by the Company in accordance with Clause 16.1(B) but where the Executive has already received some or all of the Poseidon Payments on Account then the amounts due to the Executive in accordance with Clause 16.1 shall be reduced by an amount equal to the sum of any Poseidon Payments on Account already paid to the Executive.

For the avoidance of doubt, it is confirmed that the Poseidon Payments on Account shall be paid in addition to the Executive’s normal contractual salary and benefits.

(g)	Change in Control and Material Transactions: Clause 16.3 is deleted and replaced by:

“Any severance payment payable under clause 16.1 and 16.2 shall be in addition to any salary paid to the Executive during any part of his contractual notice period which he is required to work or during which he is placed on garden leave and any cost to the Company of the provision of contractual benefits provided to the Executive during that period, but shall be reduced by an amount equal to any payment in lieu of notice made to the Executive pursuant to clause 3.3 (however for the avoidance of doubt, not pursuant to Clause 16.1(C)(iii)).”

(h)	Change in Control and Material Transactions: Clause 16.4(A) and Clause 16.4 (B) are deleted and replaced by:

(A)

where the Executive’s employment terminates or is to terminate, the Executive entering into, and complying with the terms of, a statutory settlement agreement, together with a ACAS COT3 Form (“COT3”) waiving any residual claims not covered by the settlement agreement. Such agreements will be in a form satisfactory to the Company (acting reasonably), which is expected to be similar to that annexed to this Deed (without prejudice to the Company’s right (acting reasonably) to require the Executive to enter into agreements in a different form but in the expectation that it remains similar in content), pursuant to which the Executive will waive all claims that he may have against the Company or any Group Company, and any of its or their officers, trustees, directors, shareholders, employees or agents, including any claims arising from his employment or its termination and any directorships or other offices and their termination. In circumstances where the Executive has received any Poseidon Payments on Account the Company will retain a right to require the repayment of the same as a debt in the event that either: (i) the Executive fails to enter into the settlement agreement and COT3 in accordance with this Clause 16.4(A); and/or (ii) brings any claim against the Company or any Group Company or Technomar Shipping Inc. (“Technomar”) or any of its or their officers, trustees, directors, shareholders, employees or agents, including any claims arising from his employment or its termination and any directorships or other offices and their termination; and/or (iii) at any time prior to the payment of the final Poseidon Payment on Account, the Executive resigns from the employment or the Company lawfully determines that it is or has been entitled to give notice to terminate the employment in accordance with Clause 17.1 or, subject to Clauses 20.2 and 20.3, for genuine and material poor-performance or misconduct reasons, and the Executive hereby authorises the Company to deduct from any outstanding amounts due to the Executive (other than in respect of clauses 7.2, 7.3 or 16.1 (B) (ii) (v) and (vii)) an amount equal to any amount the Executive is required to repay under this clause, and no further instalments of the Poseidon Payments on Account and no Retention Amount shall be payable to the Executive. Further, in the event that the Executive fails to enter into the settlement agreement and COT3 in accordance with this Clause 16.4(A) and brings any claim against the Company or any Group Company or Technomar or any of its or their officers, trustees, directors, shareholders, employees or agents, including any claims arising from his employment or its termination and any directorships or other offices and their termination, the Executive hereby agrees that the relevant court or tribunal should reduce any sum(s) which it would otherwise award to the Executive by £1 for each £1 received by the Executive by way of the Poseidon Payments on Account; and

(B)

the Executive’s compliance with his material obligations under this Agreement (including, but not limited to, his obligations under clauses 13 (CONFIDENTIAL AND BUSINESS INFORMATION) and 15 (NON COMPETITION)). In the event that the Executive commits any breach of such material obligations, the Company shall be released from its obligations under clauses 16.1 and 16.2 (other than in respect of 7.2, 7.3, 16.1 (B) (ii), (v) or (vii)), and in the event that the Executive commits any such breach following receipt of any payment pursuant to clause 16.1 or 16.2, or the Company becomes aware of any such breach following the Executive having received a payment under clause 16.1 or 16.2, an amount equal to the net payment made under clause 16.1 or 16.2 (other than in respect of amounts under clauses 7.2, 7.3, 16.1 (B) (ii) (v) or (vii)) (plus any tax deducted from such payment that the Executive is able to recover from HMRC) shall be immediately repayable by the Executive to the Company as a debt. Should the Poseidon Merger be completed, this sub-clause shall not apply after 18 months following such completion.

(i)	Grievance and Disciplinary Procedures: Clause 20 is deleted and replaced by:

20.	Grievance and Disciplinary Procedure

20.1

In the event of the Executive wishing to seek redress of any grievance relating to his employment he should lay his grievance before the Board or the board of directors of the parent company of any group of which the Company is a member from time to time (in this Clause 20, “Ultimate Board”) in writing, who will afford the Executive the opportunity of a full hearing before the board or a committee of the board or the Ultimate Board (as appropriate) whose decision on such grievance shall be final and binding.

20.2

The Company’s usual disciplinary procedures do not apply to the Executive save that a dismissal will not qualify as: (i) one for material poor performance or misconduct reasons; or (ii) one under Clause 17.1 where the relevant sub-clause relied on is Clause 17.1(B) or Clause 17.1(L) (and then only where the relevant sub-clause in the Services Memorandum is clause 3.4(d)), for the purposes of Clauses 16.1(B) or 16.2(B) unless the Company carries out in relation to such a dismissal a fair disciplinary procedure in line with the ACAS Code of Practice on Disciplinary and Grievance Procedures.

20.3

In the event that any disciplinary action is to be taken against the Executive (including in the circumstances set out in Clause 20.2), any hearing in respect thereof will be conducted by such director of the Company or the parent company of any group of which the Company is a member from time to time as the Board or the Ultimate Board may in its reasonable discretion nominate If the Executive seeks to appeal against any disciplinary action taken against him he should do so to the Ultimate Board submitting full written grounds for his appeal to the Chairman of the Ultimate Board within 7 days of the action appealed against. The decision of the Ultimate Board or a delegated committee thereof shall be final and binding. For the avoidance of doubt, the Executive has no contractual right to either a disciplinary hearing or appeal save as set out in Clause 20.2.

20.4

The Company may in its absolute discretion suspend the Executive from some or all of his duties (and if applicable, from the Board) and/or require him to remain away from work during any investigation conducted into an allegation relating to the Executive’s conduct or performance. During such period, the Executive’s salary will continue to be paid and he will continue to be entitled to all benefits provided to him, including participating in any relevant bonus or share option schemes subject always to the rules of those schemes.

2	Good Reason

2.1

For the avoidance of doubt the parties confirm that the variations to the Service Agreement that will become effective from the Effective Date shall not, and shall not following a Change in Control Transaction, constitute circumstances amounting to Good Reason.

3	Continuation of the Service Agreement

3.1	The Service Agreement shall remain in full force and effect except as varied by this Deed with effect from the Effective Date.

3.2

Except as specifically varied by this Deed, nothing stated herein is intended to nor shall it affect any of the rights and obligations either conferred upon or imposed on the Company or the Executive by the Service Agreement.

4	Miscellaneous

4.1

The Service Agreement, this Deed and any agreement relating to an award under the Stock Incentive Plan (as defined in the Service Agreement) set out the entire agreement between the parties and supersede all prior discussions between them or their advisers and all statements, representations, terms and conditions, warranties, guarantees, proposals, communications and understandings and agreements whenever given and whether orally or in writing relating to the Executive’s employment with the Company (and any such prior agreements shall be deemed to have been terminated by mutual consent).

4.2	No amendment, modification or waiver of this Deed or any of its provisions shall be binding upon the parties hereto unless made in writing and duly signed by the parties.

4.3	No term of this Deed is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Deed.

4.4

This Deed may be executed in any number of counterparts, each of which when executed, shall be an original, and all the counterparts together shall constitute one and the same instrument. Delivery of an executed signature page of a counterpart by facsimile transmission or by electronic mail in Adobe TM Portable Document Format (PDF), shall take effect as delivery of an executed counterpart of this Deed.

4.5

This Deed and any non-contractual obligations arising out of it shall be governed by and construed in accordance with English law and the parties agree to submit to the exclusive jurisdiction of the English courts as regards any claim, dispute or other matter arising out or relating to this Deed.

IN WITNESS whereof the Company and the Executive have executed this Deed and it is delivered and takes effect on the date first above written.

SIGNED as a DEED by GLOBAL SHIP LEASE	)

SERVICES LIMITED	)	/s/ Thomas Lister

acting by Thomas A Lister, a director,	)	Director

In the presence of a witness	)	/s/ Vivek Puri

)

Witness

Witness Name: Vivek Puri

Witness Address: 25 Drumaline Ridge,
Worcester Park, Surrey KT4 7JT

Witness Occupation: C.T.O

SIGNED as a DEED by	)

Ian J Webber in the presence of a witness	)	/s/ Ian J Webber

Witness /s/ Vivek Puri

Witness Name: Vivek Puri

Witness Address: 25 Drumaline Ridge,
Worcester Park, Surrey KT4 7JT

Witness Occupation: C.T.O.